Exhibit 99.1
 Controlling inflammation  LIFESCI CAPITAL ALPHA SERIES CONFERENCE 2020

 Important Notice and DisclaimerThis presentation has been prepared by InflaRx N.V. (“InflaRx”), a US-Nasdaq publicly listed Dutch company having its principle place of business in Germany. This presentation is made for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy securities. The information set forth herein does not purport to be complete or to contain all of the information you may desire. Statements contained herein are made as of the date of this presentation unless stated otherwise, and neither the delivery of this presentation at any time, nor any sale of securities, shall under any circumstances create an implication that the information contained herein is correct as of any time after such date or that information will be updated or revised to reflect information that subsequently becomes available or changes occurring after the date hereof.This presentation may contain forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, our clinical results and other future conditions. All statements other than statements of historical facts contained in this presentation, including statements regarding future results of operations and financial position, business strategy, current and prospective product candidates, planned clinical trials and preclinical activities, product approvals, research and development costs, current and prospective collaborations, timing and likelihood of success, expectations regarding market acceptance and size, plans and objectives of management for future operations, and future results of anticipated product candidates, are forward-looking statements. These risks and uncertainties include those described under the caption “Risk Factors” in InflaRx's Registration Statement on Form F-1 and the accompanying prospectus filed with the Securities and Exchange Commission in connection with the company's initial public offering and other filings with the Securities and Exchange Commission. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. Although we believe the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.Certain information contained in this presentation relates to or is based on studies, publications, surveys and other data obtained from third-party sources and InflaRx’s own internal estimates and research. While InflaRx believes these third-party sources to be reliable as of the date of this presentation, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources.  In addition, all of the market data included in this presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions.  Finally, while we believe our own internal research is reliable, such research has not been verified by any independent source.  InflaRx n.v. | Winzerlaer Str. 2, 07745 Jena, Germany, Email: info@inflarx.com, Tel: +49-3641-508180, www.inflarx.com

 Investment Highlights  3  Complete and selective blockade of the biological activity of C5a in vitro and in vivoStrong patent coverage on anti-C5a technology until end of 2030 / 2035 with extension  Proven anti-inflammatory effect in multiple Phase II studies Statistically significant reduction of inflammatory lesions in Phase IIb Hidradenitis Suppurativa study and impressive long-term efficacyFull data set analysis warrants continued development towards Phase III despite missing the primary endpoint (HiSCR) in Phase IIb studyFavorable safety profile and excellent tolerability (n > 300 patients)  Running phase II/III study in patients with COVID-19 Pneumonia in the EUOngoing Phase IIb studies in ANCA-associated vasculitis in the US and EUOngoing Phase IIa open label study in Pyoderma Gangraenosum in US and CanadaFollow-on anti-C5a mAb IFX-2 in pipeline (pre-clinical stage) Pipeline extension of IFX-1 in other inflammatory diseases & oncology  Leading Proprietary Anti-C5a Technology       Established Clinical Efficacy for Lead Drug IFX-1      Multiple ongoing studies and indication + Pipeline extension

 Pipeline with Multiple Opportunities  4    Proposed Indications  Prevalence  Pre-Clinical  Phase I  Phase II  Phase III  Update  IFX-1C5a Inhibitor  Hidradenitis Suppurativa (HS)  Up to 200,000patients in the USOver 200,000 patients in Europe          Phase IIb completedPlanning for next steps    ANCA-Associated Vasculitis  ~40,000 patients in the US~75,000 patients in Europe          Phase IIb enrollment ongoing in both Europe and US    COVID-19 Pneumonia  Currently Unknown          Phase II/III ongoing in the EU    Pyoderma Gangraenosum  ~50,000 patients in the US and Europe are affected          Phase IIa open label enrollment ongoing in US and Canada    Oncology  Undisclosed Indication          Development of TPP ongoing  IFX-2C5a Inhibitor  Undisclosed Chronic Inflammatory and Autoimmune Diseases  Not applicable          Developing as injectable with optimized use for other chronic inflammatory indications

 The Terminal Complement Pathway  5  Membrane Attack Complex (MAC)triggers lysis of pathogens   strong amplifierof inflammation      C5aR  C5b-9 = MAC  C5L2  C5b  C5a    C5      cell activationcytokine generation     Inflammation  PKC-signaling HMGB-1 induction* (Inflammasome)      C5a concentration in blood: 10 ~ 30 ng/ml (~1-2.5 nM)  C5 concentration in blood: ~75 µg/ml (~400 nM)    other ligands: C3a, ASP, C4a etc  upregulated in many tissues during inflammation  **Rittirsch et al. Nat Med. 2008 May ; 14(5): 551; Colley et al. MABS. 2018,10 (1), 104 Songlin et. al. J. Biol. Chem. 2019; 294(21) 8384–839 Muenstermann et al.. Virulence, 2020; 10(1) 677-694  C5L2 has a different binding pocket for C5a compared to other ligands like C3a, ASP, etc. and this causes different cell signaling.* The C5a signaling has been shown to be pro-inflammatory.**    * Kalant D. et. al. J. Biol. Chem. 2003, 278 (13) 11123–11129    other signalling involved e.g. in triglyceride synthesis, etc.

 ifx-1 for COVID-19 Pneumonia

 7  Source: cdc.gov; Zhou et al. 2020, Lancet Infectious Disease  Cause: severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2) which likely uses ACE2 receptors for cell entryFirst identified in Wuhan, Hubei Province, China in December 2019  Disease Background  Clinical features  Long latency: Incubation time prior to symptoms is estimated to be between 2 and 14 days (data analysis from CDC, US)Symptoms: flu-like symptoms including fever or signs of lower respiratory tract illness including throat ache, dry cough and shortness of breath and HYPOXEMIA - typically no runny noseSlow disease onset compared to SARS and MERSDeath is typically caused by respiratory failure in presence of sepsis and multiple organ dysfunction, similar to other viral pneumonia-induced sepsisRisk factors: Age, smoking, hypertension, diabetes, COPD, immunodeficiency and others  A viral pneumonia with immune-mediated injury    Coronavirus Disease 2019 (COVID-19)

 8  Source: https://www.chinalawtranslate.com/en/coronavirus-treatment-plan-7/  Source: cdc.gov  Systemic inflammation: lymphopenia (>80%) + elevated CRP (>60%) at admissionNeutrophil counts are positively correlated with disease severity and bad outcomePotential Prognostic Biomarker: NLR (neutrophil-to-lymphocyte ratio) – A patient with more neutrophils and less lymphocytes has the worst outcome. Moderately elevated levels of both Th1 cytokines (IL-6, TNF-α, IFN-Ƴ) and TH2 cytokines (IL-4 and IL-10) Other frequently increased markers: D-dimer, LDH, AST, ALT, troponin-I, ESR, serum ferritin et al.  Laboratory findings  Diagnosis & Pathological events (Health Commission of China Covid-19 guideline, version 7)  Severe COVID-19 definition (at lease one): (1) Shortness of breath, RR≥30 times/min, (2) Oxygen saturation (Resting state) ≤93%, or (3) PaO2 / FiO2 ≤300mmHgCT findings: Bilateral or unilateral pneumonia, multiple mottling and ground-glass opacityPathology in lung: Infiltration of monocytes and lymphocytes; hyaline thrombi in blood vessels; focal pulmonary hemorrhage and thrombosis of small vessels, necrosis; pulmonary interstitial fibrosisPathology in heart: endothelial inflammation and thrombus formation; interstitial infiltration (monocytes, lymphocytes and/or neutrophils)Pathology in liver: Hepatocyte degeneration and focal necrosis are accompanied by neutrophil infiltration  A viral pneumonia with a broad spectrum of immune-mediated injury    Coronavirus Disease 2019 (COVID-19)

 Wang et al., Jama (2020) 1585  Gong et al., MedRXiv Preprint (2020) Feb.25  White blood cell counts and neutrophil counts increase in non-survivors from day 9 on  9  Neutrophils are strongly activated by C5a– this can damage host tissue    COVID-19: White Blood Cell and Neutrophil Counts

                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                   IFN-Ƴ IP-10 IL-6 IL-1β IL-8 IL-14 IL-10TNF-α  Tissue   C5a DAMPs (e.g. O2-) NETosis  Resolution:Lymphocyte recovery (IgG, IgM)Inflammation under controlEfferocytosis in lung  Deterioration:Lymphocyte suppressionNeutrophil activation – tissue inflammation Organ damages (e.g., lung > heart, liver, vessel)Coagulopathy (e.g., DIC)  Blood vessel  Initiation: viral inflammation  Progression: Neutrophil-Mediated Injury  Initiation:Type I IFN SignalingLocal inflammationLymphopenia   Dual Play of Viral Inflammation and Immune-mediated Injury  10      Neutrophil facts: 40-60% in WBCsHalf-life: 6-8h50-100 bn cells / dayOne neutrophil has approx. 200,000 binding sites for C5a  Potential C5a effects:Neutrophil activation with enzyme release and O2-radical productionTissue damageRelease of tissue factor from endothelial cells – induction of coagulation  Viral-induced Immune Injury in COVID-19 – Potential Role of C5a

 Overview of IFX-1 Phase II/III Study in COVID-19 Pneumonia - Study Design  11  Assessing safety and efficacy of IFX-1 in COVID-19 PneumoniaPrimary endpoint: Relative change (%) from baseline in Oxygenation Index (PaO2 / FiO2) to day 5Key secondary endpoints: Number of patients (%) achieving an Early Response as defined by patients who experience relief of symptoms and laboratory parameter normalization on day 7Number of patients (%) achieving a Late Response as defined by resolution of clinical symptoms or discharge on day 28Frequency, severity, and relatedness to study drug of treatment-emergent adverse events and serious adverse events   Adaptive, open-label, randomized, multi-center in EUTarget enrollment – 130 patientsFirst patient dosed – March 2020Phase II/III study consisting of two parts: In both study parts, patients will be randomized to two treatment arms (Arm A: best supportive care [BSC] + IFX-1; Arm B: BSC alone).After all patients are treated in Phase II (approx. n = 30), an interim analysis will be performed to assess the clinical benefit of the treatment using the assessed clinical parameters in order to potentially adapt and determine the confirmatory second part of the study  Study Objective    Study Design

 ifx-1 for Hidradenitis Suppurativa

 Hidradenitis Suppurativa  13  A chronic severely debilitating C5a-driven inflammatory skin condition with high unmet need  * Combined Phase III trial data for Humira: response measured by HiSCR 50 and KOL quotes in LifeSci Capital initiation report 12/2018  Hurley staging for hs  Clinical features  Chronic, inflammatory, recurrent, debilitating skin disease of the hair follicles Most commonly in the armpit, groin and genital regionsExtremely painful inflammatory nodules, boils or abscessesDraining fistulas leading to considerable scarring and functional disability Hurley staging system used to classify progression / chronicity (Stage I – III)  Current Treatment – Medical Need  Adalimumab (TNF-alpha inhibitor) from AbbVie is the only approved biological in US and EuropeAccepted (but not approved) SOC includes topical, oral or i.v. antibioticsIn some instances, surgery is required Approximately 50% of patients with moderate to severe HS do not respond and about 50% of responder patients lose response to Humira*  Prevalence  Up to 200,000 moderate to severe (Hurley II+III) HS patients in USHigher prevalence in Europe with reports > 1% total HS prevalence      Stage ISingle / multiple abscesses but no sinus tracts or scarring  Stage IISingle or multiple separated, recurrent abscesses with tract formation and scarring  Stage IIIMultiple interconnected tracts and abscesses involving an entire anatomic region

 IFX-1 in Hidradenitis Suppurativa   14  InflaRx established that HS patients have significant complement activation with elevated C5a levels   C5a is key neutrophil activator in HS patient plasma HS patient plasma strongly provoked neutrophil activation in healthy donor blood; this effect could be completely blocked by the addition of IFX-1  Rationale for targeting C5a        C5a is involved in several key pathophysiological mechanisms in HSNeutrophil activation is driven by C5aVarious C5a dependent players potentially involved (TNFa, IL-17, etc.)

   IFX-1 in HS: SHINE Study Details  15  Important Note: Patients entering the OLE were not unblinded to their initial therapy        Test a dose-dependent effect of IFX-1 on HiSCR* response at week 16 (primary endpoint) Assess long-term safety of IFX-1Test durability of response with lower maintenance therapy in open label extension period  Main Goals  Placebo  IFX-1 minimal dose  IFX-1 low dose  IFX-1 medium dose  IFX-1 high dose  Screening  28 weeks (24 weeks treatment + 4 weeks observation)  16 weeks (double blind)  Total treatment time: 9 months (week 40) + 1 month observation (week 44)   Open Label Extension Period (OLE): n = 156  Main Period: n = 177 treated  (400 mg q4w)  (800 mg q4w)  (800 mg q2w)  (1200 mg q2w)  Week 16 HiSCR Responders: IFX-1 low dose  Week 16 HiSCR Non-Responders: IFX-1 medium dose  (800 mg q4w)  (800 mg q2w)  *HiSCR response defined as: At least 50% reduction in total AN count (abscesses & inflammatory nodules) with no increase in the number of abscesses from baseline and no increase in the number of draining fistulas from baseline

 SHINE Study: Primary Outcome HiSCR at Week 16 versus AN Count Reduction   16  HiSCR response rate (%) week 16*  * Full analysis set  AN count score change (mean %) week 16*  n = approx. 35/ group  placebo  minimum  low  medium  high  Treatment groups:  Primary endpoint: HiSCR dose response signal not met but signal towards improved AN count

 SHINE Study: Outcome on Draining Fistula and IHS-4* Score Reduction – Week 16  17  Draining fistula change (mean %)**  IHS-4 score change (mean %)***  placebo  minimum  low  medium  high  Treatment groups:  Statistically significant change in DF and in IHS-4 scores detected    ** Full analysis set for patients with at least 1 DF at baseline, baseline adjusted  *** Full analysis set – baseline adjusted      p= 0.0202  p= 0.0359  *IHS-4 Points = Sum of the number of inflammatory nodules (x1), number of abscesses (x2) and number of draining fistulas (x4)

 Inflammatory Lesion Reductions in All OLE Patients at End of Treatment (Week 40) Compared to Placebo Group Performance in Main Period (Week 16)  19  of all OLE patients at week 40 (n=116)  of placebo patients at week 16  Marked improvement of all inflammatory lesions over time – not explainable by placebo effect    * Full analysis set (unadjusted)  Relative reduction (% mean) of counts / scores compared to respective baseline (Day 1)*  placebo group week 16  OLE patients week 40

 SHINE Study and Next Steps in HS Development  20  HiSCR is burdened by high variability (driven by AN count variability) and by a lack of capturing reduction of draining fistula  Our conclusions    Evidence for a high C5a turnover rate in HS, leading to increased dose requirements of IFX-1  IFX-1 leads to a marked reduction of all inflammatory lesions in HS with a durable long-term effect detected even at non-optimal doses  IFX-1 long-term treatment was well tolerated, no drug related SAEs* in the open label extension phase      * Serious adverse events   Requested End-of-Phase II FDA Meeting in Q1 2020  Next steps    Discuss with FDA the path forward for regulatory approval towards a Phase III pivotal program  Depending on meeting timing and feedback: define path forward by 2H 2020 ifx-1 for ANCA-associated vasculitis

 ANCA-Associated Vasculitis (AAV)  22  A life-threatening autoimmune condition  Source: Chen, Jayne and Zhao. Complement in ANCA-associated vasculitis: mechanism and implication for management  Rare, life-threatening autoimmune disease, characterized by necrotizing vasculitisLife-threatening flare phases affect organs, leading to potentially fatal organ dysfunction and failure Predominantly affecting small vessels associated with anti-neutrophil cytoplasmic antibodies, or ANCADisease activity is assessed using Birmingham Vasculitis Activity Score v3 (BVAS)  Clinical features  Current Treatment – Medical Need  Induction of remission critical during flare phases – induction treatment differs from maintenance therapy and consists of high dose corticosteroids plus either cyclophosphamide or rituximabInduction of remission therapy has significant side effects   Prevalence  Approx. 40,000 AAV patients in the USApprox. 75,000 AAV patients in EuropeOrphan drug market

 IFX-1 in AAVClinical PoC established for Role of C5a / C5aR Pathway in AAV  23  C5a is essential for development of MPA-ANCA crescentic glomerulonephritis in a mouse model Complement activation in active AAV patients is significant Evidence for role of C5a / C5aR pathway through recent Phase III success of an oral C5aR inhibitor*  Rationale          Rapid onset of action: intravenous administration with fast onset of action, inhibiting C5a signaling completely protecting from C5a induced priming and activation of neutrophils → potentially quicker induction of remission compared to the SOCPotential potency difference: by blocking upstream ligand C5a, which inhibits signaling through both receptors, C5aR and C5L2; C5a pro-inflammatory MoA through both C5aR and C5L2 has been shown to be important for ANCA-primed and C5a-induced neutrophil degranulation as key disease-driving mechanism in AAV.**  Potential advantages of IFX-1 for AAV          * Chemocentryx. (25 November 2019). ChemoCentryx and VFMCRP Announce Positive Topline Data from Pivotal Phase III ADVOCATE Trial Demonstrating Avacopan’s Superiority Over Standard of Care in ANCA-Associated Vasculitis** Hao & Wang et al 2013, PLoS ONE, 8(6)

   IFX-1 – P2.6 Phase II Study in AAV in the US (IXPLORE)Study Design  24      Treatment: 16 weeks  Follow up: 8 Weeks      Remission Induction Phase      Maintenance Phase  Maintenance Therapy:remain on SOC or transition to guideline maintenance therapy*  IFX-1 low dose + SOC(n=12)  IFX-1 high dose + SOC(n=12)  Placebo + SOC(n=12)  A  Groups:  B  C  SOC = Rituximab or Cyclophosphamide + glucocorticoids  Randomization 1:1:1  Study objective (target: n=36)Assessing safety and efficacy of IFX-1 in AAV – First Patient Dosed in October 2018Primary endpoint: SafetySecondary endpoint: Response rate based on the Birmingham Vasculitis Score (BVAS), various other secondary endpoints  Day 1  Week 16  Week 24  * Guideline maintenance allows for: azathioprin / methotrexate / mycophenolate mofetil / low dose corticosteroids

 IFX-1 – P2.5 Phase II study in AAV in Europe (IXCHANGE)Study Design  25  Study objective (target: n=81)First patient dosed: May 2019Primary objective: Efficacy of IFX-1 treatment as replacement for glucocorticoid (GC) therapy in GPA and MPA Secondary objectives: To assess safety and tolerability of IFX-1 & compare toxicity of standard-dose GC with IFX-1  * Guideline maintenance allows for: azathioprin / methotrexate / mycophenolate mofetil / low dose corticosteroids        Treatment: 16 weeks  Follow up: 8 Weeks      Remission Induction Phase      Maintenance Phase  IFX-1 + SOC with reduced GC (n=15)  placebo + SOC incl. GC (n=15)  A  B  Week 24                        Week:  Part 1        Treatment: 16 weeks  Follow up: 8 Weeks      Remission Induction Phase      Maintenance Phase  IFX-1 + SOC w/o GC (n=33)  placebo + SOC incl. GC (n=18)  C  B                        Dosing scheme:  Dosing scheme:  2  4  6  8  10  12  14  16  SOC = rituximab or cyclophosphamideGC = glucocorticoids  Maintenance Therapy:remain on SOC or transition to guideline maintenance therapy*    20      Safety analysis  Part 2

 ifx-1 for Pyoderma Gangraenosum

 Pyoderma Gangraenosum (PG)  27  Source: Demis.net  PG is a rare ulcerative skin disorder that can lead to chronic painful and difficult-to-treat wounds / ulcers occurring predominantly in people in their 40s and 50sMany PG patients also suffer from other autoimmune disorders, including inflammatory bowel diseases like ulcerative colitis, rheumatoid arthritis, and hematological diseases Patients suffer from severe pain, long healing times, and frequent relapsesDiagnosis is based on the exclusion of other conditions and typical ulcers  Clinical features  Current Treatment – Medical Need  No drugs currently approved in the US or EUCurrent treatment options include the use of systemic immunosuppression in rapidly progressing cases or, for less severe cases, topical or intralesional treatments can be used, including topical steroids  INCIDENCE  Rare - Estimated that up to 50,000 patients in the US and Europe are affectedOrphan drug market      An autoimmune condition with high unmet need

 Overview of IFX-1 Phase IIa Study in PG - Study Design  28  Assessing safety and efficacy of IFX-1 in PGRationale: PG is associated with a neutrophilic leukocytosis, which is likely to be triggered by C5a. Pyoderma Gangraenosum lesions have pronounced neutrophilic infiltration and the expression of interleukin (IL)-1β, IL-17, tumor necrosis factor (TNF)-alpha, and their receptors are significantly elevated, indicating auto-inflammatory conditions.Primary endpoint: SafetyKey secondary endpoints:Responder rate defined as Physicians Global Assessment ≤3 of target ulcer at visits V4, V6, V10, and V16 (end of treatment); Time to complete closure of Pyoderma Gangraenosum target ulcer (investigator assessment)  Open labelMulti-center in US and CanadaTarget enrollment – 18 patientsFirst patient dosed – June 2019  Trial started with 1 dose group: amendment approved to introduce a dose escalation to test 3 dose groupsSubjects receive IFX-1 dosing every other weekDose: 800 mg biweekly first 5 patients   Study Objective    Study Design    Treatments

 29  5 patients have been treated 2 out of the first 5 patients showed complete closure of the target ulcer with both patients in full disease remission. Both remained healed even after finishing the studyIn one additional patient, initial wound healing activity was detected in the first 2-3 weeks of treatment – but no wound size decrease or closure detected2 additional patients with extensive disease (very large ulceration / ulcer reaching the entire circumference of the leg) did not heal the target ulcer and are still under treatmentThe “responders” have higher baseline C5a levelsPD analysis (C5a levels) warrants higher dosingDose escalation recently approved by relevant authorities  STUDY UPDATE    C5a Levels at Baseline    responder  responder    Pyoderma Gangraenosum (PG)Autoimmune Condition with High Unmet Need

 Female patient with extensive genital PG disease and target ulcer on lower extremity (no concomitant IBD)Various failed treatment attempts including high dose corticosteroids, etc.Significantly elevated baseline C5a levelsPatient completely healed of all PG lesions at the end of treatment and remained healed after the end of the study  30  day 1  day 18  Male patient with treatment resistant PG disease and Addison´s disease from high-dose GC (no concomitant IBD)Significantly elevated baseline C5a levelsPatient completely healed of all PG lesions at the end of treatment and remained healed after the end of the study  day 43  Patient Example 1    day 1  day 30  day 131  Patient Example 2    Pyoderma Gangreaosum (PG)Two Patients show Complete Wound Closure with IFX-1 Treatment

 Our Strategy   31  Advance our lead program IFX-1 for HS towards Phase III / approval based on regulatory guidanceExplore application of IFX-1 for AAV, COVID-19, PG and oncology in clinical developmentExtend pipeline with initiation of clinical development of IFX-1 in other complement-mediated autoimmune / inflammatory diseasesPursue the development of IFX-2 and continue to expand the breadth of our anti-C5a technologyContinue to explore broadening the R&D pipeline beyond anti-C5a technology as part of diversification strategy  goalS and strategy     We have a strong cash balance to pursue these activities (End of Q3 2019: US$151 million)

 Winzerlaer Str. 207745 Jena, GermanyEmail: info@inflarx.comTel: +49-3641-508180Fax: +49-3641-508181www.inflarx.com  Jordan ZwickGlobal Head of Business Development & Corporate StrategyEmail: jordan.zwick@inflarx.de                                      InflaRx N.V.  Investor Relations InflaRx N.V.